SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Colony Resorts LVH Acquisitions, LLC
(Name of Issuer)

Class A Membership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Ben I. Adler, Esq.
Goldman, Sachs & Co. 85 Broad Street New York, New York 10004 212-902-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box [_].

(continued on following pages)

SCHEDULE 13D
(Amendment No. 5)
CUSIP No. N/A
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) WH/LVH Managers Voteco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0.6
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0.6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0.6
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON* OO

(Page 2 of 10 Pages)

SCHEDULE 13D
(Amendment No. 5)
CUSIP No. N/A
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven Angel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0.6
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0.6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0.6
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON* IN

(Page 3 of 10 Pages)

SCHEDULE 13D
(Amendment No. 5)

CUSIP No. N/A
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard Hart Powers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

(Page 4 of 10 Pages)

SCHEDULE 13D
(Amendment No. 5)
CUSIP No. N/A
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Alan Steven Kava
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0.6
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0.6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0.6
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON* IN

(Page 5 of 10 Pages)

SCHEDULE 13D
(Amendment No. 5)
CUSIP No. N/A
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Peter Weidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0.6
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0.6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0.6
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON* IN

(Page 6 of 10 Pages)

This Amendment No. 5 to statement on Schedule 13D (“Amendment No. 5”) is being filed jointly by WH/LVH Managers Voteco LLC (“Voteco”), Steven Angel (“Mr. Angel”), Richard Hart Powers (“Mr. Powers”), Alan Steven Kava (“Mr. Kava”) and Peter Weidman (“Mr. Weidman” and together with Voteco, Mr. Angel, Mr. Powers and Mr. Kava, the “Reporting Persons”), and amends the original statement on Schedule 13D by Voteco, Jonathan Langer (“Mr. Langer”), Brahm Cramer (“Mr. Cramer”) and Stuart M. Rothenberg (“Mr. Rothenberg”) filed on July 31, 2006 (the “Original Schedule 13D”), as amended by Amendment No. 1 to statement on Schedule 13D filed on March 11, 2009 (“Amendment No. 1”), Amendment No. 2 to statement on Schedule 13D filed on August 24, 2009 (“Amendment No. 2”), Amendment No. 3 to statement on Schedule 13D filed on September 15, 2009 (“Amendment No. 3”) and Amendment No. 4 to statement on Schedule 13D filed on January 5, 2010 (“Amendment No. 4”)(the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule 13D”).  This Amendment No. 5 relates to the class A voting membership units (“Class A Units”) of Colony Resorts LVH Acquisitions, LLC; a Nevada limited liability company (the “Company”).

Item 2.	Identity and Background.

The second sentence of Item 2(a) of the Schedule 13D is hereby deleted and replaced with the following:

“Effective as of January 19, 2010, Mr. Powers resigned as a manager of Voteco and Mr. Weidman was appointed as a manager of Voteco and, as a result, as of January 19, 2010, Mr. Angel, Mr. Kava and Mr. Weidman are the managers of Voteco, Messrs. Cramer and Langer, are non-managing members of Voteco, and Messrs. Cramer, Langer and Angel collectively hold all of the membership interests in Voteco.”

Item 2(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(c)  The principal business of Voteco is its investment in the Class A Units.  Mr. Weidman’s principal occupation is managing director of Goldman, Sachs & Co. (“Goldman Sachs”).  Mr. Kava’s principal occupation is managing director of Goldman Sachs, co-head of Real Estate Principal Investment Area (“REPIA”) Americas for Goldman Sachs and member of the Investment Committee of Whitehall Street Global Real Estate Limited Partnership 2001 (the “Street Fund”), Whitehall Parallel Global Real Estate Limited Partnership 2001 (the “Parallel Fund”) and Whitehall Street Global Real Estate Employee Fund 2001, L.P. (the “Employee Fund” and, together with the Street Fund and the Parallel Fund, the “Whitehall Funds”), which are part of a family of opportunistic real estate funds sponsored and managed by Goldman Sachs.  Mr. Angel’s principal occupation is managing director of Goldman Sachs and the ongoing oversight of REPIA’s gaming portfolio.  Goldman Sachs, a New York limited partnership,  is a wholly-owned  subsidiary of The Goldman Sachs Group, Inc. (“GS Group”) and a member of the New York Stock Exchange and other national exchanges.  GS  Group  is a Delaware  corporation and a bank  holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading global investment banking,  securities and investment management firm.  The principal address of each Reporting Person is 85 Broad Street, New York, New York 10004.”

(Page 7 of 10 Pages)

Item 5.	Interest in Securities of the Issuer.

Item 5(b) of the Schedule 13D is hereby deleted and replaced with the following:

“(b)  Effective as of January 19, 2010, Mr. Powers no longer has the power or authority to act on behalf of Voteco.  Except for Mr. Powers, each of the Reporting Persons has shared power to vote or direct the vote and, subject to the Transfer Restriction Agreement described below, shared power to dispose or direct the disposition of 0.6 Class A Units.  Each of Mr. Cramer and Mr. Langer retains his membership in Voteco and, subject to the Transfer Restriction Agreement described below, retains his power to dispose of his membership interests in Voteco.  Voteco’s power to dispose of such Class A Units is subject to the Transfer Restriction Agreement, pursuant to which Voteco may not transfer any Class A Units, except as provided in such Transfer Restriction Agreement.  See ‘Item 6. Contracts, Arrangements, Understandings of Relationships with Respect to Securities of the Issuer.’”

Item 7.	Material to be Filed as Exhibits.

Exhibit	Name

17	Joint Filing Agreement, dated January 21, 2010.

18	Power of Attorney, dated January 21, 2010, relating to Peter Weidman.

(Page 8 of 10 Pages)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2010
WH/LVH MANAGERS VOTECO LLC
/s/ Yvette Kosic
By:	Yvette Kosic
Title:	Attorney-in-fact

STEVEN ANGEL
/s/ Yvette Kosic
By:	Yvette Kosic
Title:	Attorney-in-fact

PETER WEIDMAN
/s/ Yvette Kosic
By:	Yvette Kosic
Title:	Attorney-in-fact

RICHARD HART POWERS
/s/ Yvette Kosic
By:	Yvette Kosic
Title:	Attorney-in-fact

(Page 9 of 10 Pages)

ALAN STEVEN KAVA
/s/ Yvette Kosic
By:	Yvette Kosic
Title:	Attorney-in-fact

(Page 10 of 10 Pages)